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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*

                         ARIZONA INSTRUMENT CORPORATION
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   040903205
                                 --------------
                                 (CUSIP Number)


                                 Linda Shepherd
                         Arizona Instrument Corporation
                                 1912 W. 4th St.
                                 Tempe, AZ 85281
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 13, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 040903205                                            PAGE 2 OF 4 PAGES
---------------------                                          -----------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Herbert William Morgan III
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF     7.   SOLE VOTING POWER
  SHARES            80,100
BENEFICIALLY   -----------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH        -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           80,100
   WITH        -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,100
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.87686%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 040903205                                            PAGE 3 OF 4 PAGES
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Arizona Instrument Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 1912 W. 4th St., Tempe, Arizona 85281.

ITEM 2. IDENTITY AND BACKGROUND.

     The name, address, and background information for the person filing this statement is as follows:

     (a)  Name: Herbert W. Morgan III

     (b)  Residence Address:  6037 E. Jenan Drive
                              Scottsdale, AZ 85254

     (c)  Principal Business: Senior Vice President,  Director of Sales
                              Pilgrim Securities
                              40 North Central Ave., Suite 1200
                              Phoenix, AZ 85004

     (d)  Criminal proceedings within last five years: None.

     (e)  Civil proceedings within last five years: None.

     (f)  Citizenship: U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Between August 26, 1999 and September 16, 1999, Mr. Morgan acquired 80,100 shares shares of Common Stock (the "Acquired Stock") through the open market for $316,081.89. Before August 26, 1999, Mr. Morgan did not beneficially own any shares of Common Stock. The source of funds Mr. Morgan used to purchase the Acquired Stock came solely from his personal funds. Mr. Morgan did not borrow any funds to purchase, or in anticipation of purchasing, the Acquired Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Morgan's purpose in purchasing the Acquired Stock is personal investment. Mr. Morgan plans to continue purchasing Common Stock using personal funds through open market transactions. Mr. Morgan has requested that he be elected to the Company's Board of Directors.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 040903205                                            PAGE 4 OF 4 PAGES
---------------------                                          -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Company had 1,362,971 shares of Common Stock currently outstanding. As of September 16, 1999, Herbert W. Morgan owns 80,100 shares of Common Stock, which is 5.87686% of the Company's current outstanding Common Stock shares.

     (b) Herbert W. Morgan has the sole power to vote all 80,100 shares listed in section (a) of Item 5 above.

     (c) Between August 26, 1999 and September 13, 1999, Mr. Morgan purchased 70,100 shares of Common Stock through of series of transactions. All 70,100 were purchased through the open market at a price ranging from $3.50 to $5.50 per share.

     Further, Mr. Morgan effected three additional transactions. On September 14, 1999 Mr. Morgan purchased 500 shares of Common Stock through the open market for $5.00 per share. On September 15, 1999 Mr. Morgan purchased 8,500 shares of Common Stock through the open market for $4.971 per share. On September 16, 1999 Mr. Morgan purchased 1,000 shares of Common Stock through the open market for $4.50 per share.

     Through the above transactions, Mr. Morgan acquired a total of 80,100 shares of Common Stock between August 26, 1999 and September 16, 1999.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.


Dated: September 21, 1999               /s/ Herbert William Morgan III
                                        ----------------------------------------
                                        Herbert William Morgan III


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)